SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXXI fixed Rate Notes in a principal amount of USD 1,309,480, due 2023.

The Company informs that on November 14, 2022, will start the payment of the eighth installment of interests and second capital installment related to the Series XXXI Notes issued on November 12, 2020.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	November 14, 2022
Number of service to be paid:	Eighth installment of interests / Capital installment.
Period comprised by the payment:	August 12, 2022/November 12, 2022
Concept of payment:	Interests (100%) / Capital (33%)
Payment Currency:	USD
Outstanding Capital:	USD 877,351.60
Annual Nominal Interest Rate:	9.00%
Interest being paid	USD 19,902.66
Capital being paid	USD 432,128.40

Interests will be paid to the noteholders at whose name the Notes were registered on November 11, 2022.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 2, 2022